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AA
8-17-04

SECURITIE[S AND EXCHANGE COMMI]SION

04013033

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
AUG 12 2004
DIVISION OF MARKET REGULATION

SEC FILE NUMBER
8- 52781

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Gramercy Financial Services LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

20 Dayton Avenue - 1st Floor
(No. and Street)

Greenwich (City) CT (State) 06830 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLC
(Name – if individual, state last, first, middle name)

1177 Avenue of the Americas (Address) New York (City) NY (State) 10036 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
AUG 19 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Member of
Gramercy Financial Services LLC

In our opinion, the accompanying statement of financial condition and the related statements of income, of changes in member's capital and of cash flows present fairly, in all material respects, the financial position of Gramercy Financial Services LLC (the "Company") at December 31, 2003 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 20, 2004

Gramercy Financial Services LLC
Statement of Financial Condition
December 31, 2003

Assets	
Cash	$ 8,444
Receivable from clearing broker	3,619,566
Securities purchased under agreements to resell	2,053,500
Due from affiliates	3,379,114
Note receivable from affiliate	525,000
Securities owned	27,475
Prepaid expenses	5,123
Total assets	$ 9,618,222
Liabilities and Member's Capital	
Securities sold, but not yet purchased	$ 1,223,851
Due to affiliates	98,787
Accounts payable and accrued expenses	361,291
Total liabilities	1,683,929
Member's capital	7,934,293
Total member's capital	7,934,293
Total liabilities and member's capital	$ 9,618,222

The accompanying notes are an integral part of these financial statements.

1. Operations

Gramercy Financial Services LLC (the "Company") was formed as a limited liability company under the laws of the state of Delaware (United States of America). Gramercy Financial Group LLC (the "Member") holds 100% of the membership interests of the Company.

The Company is registered as a broker-dealer with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. The Company was organized to act as a broker primarily for U.S. institutional customers dealing in emerging markets bonds and other fixed income instruments. During 2003, the Company acted primarily as a broker for affiliated entities dealing in fixed income instruments and as agent for affiliated entities entering into repurchase and reverse repurchase agreements.

2. Significant Accounting Policies

Basis of Presentation

The Company's records are maintained on the accrual basis of accounting and conform to accounting principles generally accepted in the United States of America.

Securities Transactions

Transactions in securities and related revenues and expenses are recorded on a trade date basis. "Securities owned" and "Securities sold, but not yet purchased" in the statement of financial condition are carried at market value and the related unrealized gains and losses are recognized in trading profit in the statement of income. Securities owned and securities sold, but not yet purchased consist entirely of corporate obligations.

Receivable from Clearing Broker

At December 31, 2003, the receivable from clearing broker represents cash of $3,181,303 and receivables from unsettled trades of $438,263 maintained at the clearing broker.

Uses of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

3. Related Party Transactions

Due from and Due to Affiliates

From time to time the Company advances funds to affiliates to fund operations. At December 31, 2003, advances to affiliates totaled approximately $3,380,000. Such advances are non-interest bearing and do not have set maturity dates. Additionally, at December 31, 2003, due to affiliates of approximately $98,000 represents funds received on behalf of and due to affiliates.

Note Receivable from Affiliate

At December 31, 2003, the Company has a promissory note receivable of $525,000 from an affiliated company. The note bears interest at a rate of 1.5% and matures on October 3, 2004.

Securities Purchased under Agreements to Resell
Securities purchased under agreements to resell represent short-term collateralized financing transactions with affiliates and are carried in the statement of financial condition at their contractual amounts. It is the Company's policy to directly, or through a custodial agent, take possession of the securities purchased under agreements to resell.

In addition to the securities purchased under agreements to resell noted in the preceding paragraph in which the Company is a counterparty, the Company acts as agent in repurchase and reverse repurchase transactions with affiliated entities. No compensation is received by the Company for these services.

Service Agreement
The Company has a service agreement with an affiliated entity under which the Company receives services including information, assistance and facilities. For the year ended December 31, 2003, these fees totaled $48,000.

Securities Transactions
During the year ended December 31, 2003 the Company acted as agent on securities transactions for various affiliated entities.

4. Income Taxes

Federal and state income taxes have not been provided for the accompanying financial statements as the Member and, in turn, its members are individually liable for their share of Federal and state income tax liabilities.

5. Fair Value of Financial Instruments

Statement of Financial Accounting Standards No. 107, "Disclosure About Fair Value of Financial Instruments," requires the disclosure of the fair value of financial instruments, including assets and liabilities recognized on the Statement of Financial Condition. Management estimates that the fair value of the financial instruments recognized on the Statement of Financial Condition approximates their carrying value as such financial instruments are short-term in nature.

6. Financial Instruments with Off-Balance-Sheet Capital Risk and Concentration of Credit Risk

In the normal course of business, securities transactions of customers of the Company are introduced and cleared through a correspondent clearing broker. Pursuant to an agreement between the Company and its correspondent clearing broker, the correspondent clearing broker has the right to charge the Company for unsecured losses that result in the event that a customer or counterparty is unable to fulfill its contractual obligations. The Company has a policy of reviewing as considered necessary the credit standing of each counterparty and customer with which it conducts business.

7. Commitments and Contingencies

The Company clears all of its securities transactions through a clearing broker on a fully disclosed basis. Pursuant to the terms of the agreement between the Company and the clearing broker, the clearing broker has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations.

As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2003, the Company has recorded no liability with regard to the right. During 2003, the Company did not pay any amounts related to these guarantees.

In addition, the Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations.

8. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, as defined, equal to the greater of $100,000 or 6 2/3% of aggregate indebtedness, as defined. At December 31, 2003, the Company had net capital of $1,889,008, which was $1,789,008 in excess of the amount required of $100,000. The ratio of aggregate indebtedness to net capital was 0.24 to 1.